EXHIBIT 12


            NEW YORK STATE ELECTRIC & GAS CORPORATION AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES



                                                   Calendar Year
                                 1997      1996      1995      1994      1993
                                            (Thousands of Dollars)


Net Income (Loss) . . . . .    $184,553  $178,241  $196,690  $187,645  $166,028

Add:
 Federal income tax -
   current. . . . . . . . .    115,334    84,861    71,144    75,892    36,024
 Federal income tax -
   deferred . . . . . . . .      2,379    23,082    44,720    26,569    49,726
                               --------  --------  --------  --------  --------

    Pre-tax income (loss) .    302,266   286,184   312,554   290,106   251,778

Fixed charges . . . . . . .    126,779   127,713   136,703   145,494   153,696
                               --------  --------  --------  --------  --------

Earnings, as defined. . . .   $429,045  $413,897  $449,257  $435,600  $405,474
                               ========  ========  ========  ========  ========

Fixed Charges:
 Interest on long-term
   debt . . . . . . . . . .   $104,122  $108,431  $115,687  $126,083  $134,331
 Other interest . . . . . .     13,192     9,752     8,744     6,628     3,878
 Amortization of premium
   and expense on debt. . .      6,502     6,507     6,488     7,014     7,242
 Interest portion of
   rental charges . . . . .      2,963     3,023     5,784     5,769     8,245
                               --------  --------  --------  --------   -------

Total fixed charges,
  as defined. . . . . . . .   $126,779  $127,713  $136,703  $145,494  $153,696
                               ========  ========  ========  ========  ========


Ratio of Earnings to
  Fixed Charges . . . . . .       3.38      3.24      3.29      2.99      2.64
                               ========  ========  ========  ========  ========